Via EDGAR

August 23, 2012

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	MEDL Mobile Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 18, 2012
File Number 333-180983

Dear Mr. Shuman:

This letter  on behalf of MEDL Mobile Holdings, Inc., a Nevada corporation (the “Company”), relates to the above-referenced filing  and is filed together with the Company’s Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 originally filed April 26, 2012 (the “Registration Statement”).

The letter and the Amendment responds to comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in your letter dated August 3, 2012 (the “Comment Letter”) and the Amendment also contains certain updates as a result of the passage of time.

For your convenience, the below responses correspond to the numbered comments in the Comment Letter.

General

1.
You did not file a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Please file a marked copy on EDGAR with your amended filing. See Rule 472 of Regulation C.

The Company is filing a marked copy of the Amendment on EDGAR.

2.	As previously requested, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A written statement from the Company making the foregoing acknowledgements accompanies this letter.

3.
We note your response to prior comment 20, which states that you acquired Inedible Software as a convenient means to establish a conduit to Apple for future potential. You further state that the main asset acquired in this transaction was Inedible’s customer base. Where you refer to the Inedible transaction throughout the filing, please describe the  purpose of this transaction, and clarify that you acquired mainly a customer list as opposed to business operations.

The Company has updated its disclosure in the Amendment accordingly.

Prospectus Summary

About Us, page 1

4.
The material provided in response to prior comment 2 does not appear to support your claim that you have developed apps that “consistently” top the charts around the globe. Please provide us with additional qualitative or quantitative support for this statement, or revise your disclosure here and on page 14.

The Company has revised its disclosure to remove the statement that it consistently tops the charts around the globe.

Risk Factors

“Major network failures could have an adverse impact on our business,” page 4

5.
You state that a “meaningful” portion of your network traffic is hosted by Amazon Web Services. If you have an agreement with Amazon, please explain to us why you have not filed the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K. Alternatively, file any such agreement as an exhibit, and revise the prospectus to describe the material terms of the agreement, such as the duration, the rights and obligations of the parties, and the termination provisions.

While a meaningful portion of network traffic is hosted by Amazon Web Services, the Company considers its contract with Amazon to have been entered into in the ordinary course of business and not material to the Company’s operations. The Company has reached this conclusion in part based on the fact that there a number of other vendors of cloud computing services that would be available on terms similar to that of Amazon and in the case of a major network failure involving Amazon, the Company does not believe it would have a material adverse effect on its operations because of the Company’s back-up systems that it has in place. As such, upon further reflection, the Amendment has been revised to remove any reference to Amazon Web Services.

Description of Business

Industry Background and Trends, page 11

6.
We note your response to prior comment 8. It is unclear why you have included statistics from 2010 instead of 2011. Please advise. In addition, the IDC report is from December 2010, and the MarketsandMarkets report is from January 2011. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of these sources. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the report. Finally, please revise your statement regarding the predicted future size of the worldwide apps market to reflect the broad range of predictions regarding the future size of the market.

The Company is not aware of industry statistic reports relating to mobile application downloads, whether by IDC or others, that are more recent than that of the IDC report cited. The Company has revised its mobile revenue statistics to reflect a more recent estimate by Canalys from June 2011. A copy of the support for this is being provided on a supplemental basis. Finally, the Company has revised its disclosure to clarify that undue reliance should not be placed on the industry statistics cited due to wide ranging variations in predictions regarding the future size of the mobile applications market.

Executive Compensation

Summary Compensation Table, page 25

7.
We are unable to find revised disclosure consistent with your response to prior comment 14. As previously requested, please provide a narrative description of the options awarded to your named executive officers in 2011 and how you determined the amounts awarded.

The Company has revised its disclosure in the Summary Compensation Table to include a narrative description of the options awarded to the named executive officers in 2011 and how the amounts awarded were determined.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

8.
We note that you allocated $144,000 of the purchase price in the Inedible transaction to customer base. Revise to include the disclosures required by ASC 350-30-50-1 and 50-2. In this regard, disclose the amortization period for this acquired intangible and tell us why you did not record any amortization expense for this asset during the quarter ended March 31, 2012.

Based on a further review of ASC 350-30-50-1 and 50-2, management of the Company has assigned an estimated useful life of four years to the line item “Intangible Asset - Customer Base” in its consolidated balance sheet. Management of the Company has determined this period to be a reasonable estimate based on the expectation that customers may continue to purchase updated releases of games already purchased, and new Apps released by the Company. Accordingly, intangible asset value of $144,000 will be amortized over a period of 48 months beginning April 2012.

The Company notes that one month of amortization in the amount of $3,000 was not recorded in the Company’s financial statements for the period ended March 31, 2012 and has deemed the amount immaterial for restatement purposes since the amount has no effect on the loss per share, and is less than one percent of the reported net loss. The Company intends to include the one month of amortization in the financial statements for the period ended June 30, 2012 together with related disclosure.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 31

9.
We note your response to prior comment 19 and the revised disclosures on page 37 where you indicate that for a majority of your contracts you recognize revenue using the percentage-of-completion method. You further state that you measure completion based on achieving milestones. Please explain further what milestones are achieved at the time the contract is signed and you receive the non-refundable deposit. In this regard, you refer to various costs that are incurred in preparation of development; however, these items appear to be typical sales costs incurred in marketing your services to potential clients. As such, it remains unclear, why you believe it is appropriate to recognize up to 50% of the contract fees upon signing the agreement. Please explain further and provide the specific guidance considered.

Prior to entering into a contract with its customers, the Company undertakes significant work in the development of an App, expending on average 25-50 cumulative workings days in the process. In particular, a substantial portion of this work is undertaken by the Company’s development, engineering and design personnel and includes the following:

(i)	Understanding the client's business situation and environment, including their competitive landscape

The first stage in the Company’s process involves the conducting of a detailed review of a customer’s business model and its digital and marketing strategy as well as an examination and analysis of similar applications in the marketplace. Personnel involved at this stage include executive leadership, a pre-development engineer, director of strategy and a user experience architect or user interface designer.

(ii)	Researching and establishing the goals of the App

Applications can have different goals, for example, creating game experiences, branded experiences, selling products or services or creating a social community. Working with the customer, the Company establishes specific goals and works to project expected delivery against key performance indicators. Personnel involved at this stage include executive leadership, a pre-development engineer, director of strategy and a user experience architect or user interface designer.

(iii)	Understanding and researching the target and potential App use cases

This phase involves understanding the demographics and psychographics of the end user through primary research (e.g. surveys, focus groups etc.) and secondary research (e.g. Simmons, Nielsen, etc.), the extent of which is dependent on the customer budget. Personnel involved at this stage include executive leadership, director of marketing and director of strategy.

(iv)	Developing a monetization strategy

Monetization in application development can take different forms e.g. paid-apps, in-app purchases and subscription services. The Company works with the customer to give consideration to and develop a monetization strategy. Personnel involved at this stage include executive leadership, director of marketing and director of strategy.

(v)	Determining functionality and articulating the functionality through a storyboard and functional specification document

One of the more labor intensive stages involves determining functionality. This takes place through a series of internal ideation sessions in which the Company outlines recommended functionality or where functionality has been pre-determined by a customer, validates functionality. Once approved by the customer, the Company storyboards the App detailing every screen of the App, website and/or administration panel. Application screens may range from 20 to 200 screens depending on the complexity of the App and usually involves intensive customer input. The Company then writes a technical design document that details every screen of the App, functionality, web services required and any back-end integration. Personnel involved at this stage include executive leadership, director of strategy, a graphic designer, an architecture engineer, a software developer and account management.

(vi)	Determining the resources and timeline needed to complete the final work product

Having undertaken the work described in the previous stages, the Company develops a scope for the final work product together with a detailed resource allocation, timeline, pricing proposal and contract.  Personnel involved at this stage include executive leadership, legal, director of marketing and account management.

In short, by the time a customer makes an initial payment of up to 50% of the project contract, the Company has already completed a significant portion of the technical and design work involved in delivering a final product and due to the resource intensive nature of this process, the Company has already pre-screened customers for whom it embarks upon this process. To date, if the Company has decided to embark upon this process with a pre-screened customer, it has resulted in the award of a contract. Accordingly, the Company believes it is appropriate to recognize 50% of the contract fees upon signing.

Should the Staff have any additional comments or questions, please direct such to me at 212-981-6766 or in my absence to Gary Emmanuel at (646) 810-0601.

Very truly yours,

/s/ Harvey Kesner
Harvey Kesner

cc:	Mr. Andrew Maltin

August 23, 2012

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	MEDL Mobile Holdings, Inc.
Registration Statement on Form S-1
File Number 333-180983

MEDL Mobile Holdings, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MEDL Mobile Holdings, Inc.

By:	/s/ Andrew Maltin
Name: Andrew Maltin Title: Chief Executive Officer